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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 8-A/A

                        (Amendment No. 1)

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) or 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                    USLD COMMUNICATIONS CORP.
     (Exact Name of Registrant as Specified in its Charter)

            Delaware                             74-2522103
      (State of Incorporation                  (I.R.S. Employer
         or Organization)                     Identification No.)

     9311 San Pedro, Suite 100
        San Antonio, Texas                           78216
(Address of Principal Executive Offices)          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class           Name of each exchange on
     to be so registered      which each class is to be registered
     -------------------      ------------------------------------

            None                             None

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box.  [  ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act:


  Series A Junior Participating Preferred Stock Purchase Rights
                        (Title of class)

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INTRODUCTORY STATEMENT.

     USLD Communications Corp. (f/k/a U.S. Long Distance Corp.) hereby amends Item 1 of its Registration Statement on Form 8-A, dated April 26, 1996, by adding the information set forth below under "Description of the Registrant's Securities to be Registered
- Amendment to the Rights Agreement." The registrant also amends
Item 2 by adding the Amendment No. 1 to the Rights Agreement as
Exhibit 4.2.


Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On April 12, 1996, the Board of Directors of U.S. Long Distance Corp., a Delaware corporation (the "Company"), declared a dividend of one Right for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend is payable to holders of record of Common Stock at the close of business on April 22, 1996. Each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), at a Purchase Price of $90. The terms and conditions of the Rights are contained in a Rights Agreement dated as of April 12, 1996 between U.S. Long Distance Corp. and U.S. Trust Company of Texas, N.A., as Rights Agent (the "Rights Agreement").

     As discussed below, initially the Rights will not be exercisable, certificates for the Rights will not be issued and the Rights will automatically trade with the Common Stock.

     Until the close of business on the Distribution Date, that will occur on the earlier of (i) the tenth day following the public announcement that a person or group of affiliated or associated persons ("Acquiring Person") other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company ("Exempt Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") or (ii) the tenth business day following the commencement by any person (other than an Exempt Person) of, or the announcement of the intention to commence, a tender or exchange offer that would result in the ownership of 15% or more of the outstanding Common Stock (the earlier of such dates in clauses (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of April 22, 1996, by such Common Stock certificate, together with a copy of this Summary of Rights. The Rights Agreement provides that, until the Distribution Date (or the earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates, with or without such legend or a copy of this Summary of Rights, will also constitute the surrender for transfer of the Rights associated with the Common Stock evidenced by such certificates. As soon as practicable following the Distribution Date, separate right Certificates will be mailed to holders of record of Common Stock at the close of business on the Distribution Date, and thereafter the Right Certificates alone will evidence the Rights, the Rights will be transferable separate and apart from the Common Stock.

     The Rights are not exercisable until the Distribution Date.
The Rights will expire at the close of business on April 12, 2006, unless redeemed or exchanged earlier as described below.

     The Series A Preferred Stock will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. Each share of Series A Preferred Stock will represent the right to receive, when, as and if declared, a quarterly dividend at an annual rate equal to the greater of $1.00 per share or 10,000 times the quarterly per share cash dividends declared on the Company's Common Stock during the immediately preceding fiscal year. In addition, each share of Series A Preferred Stock will represent the right to receive 10,000 times any noncash dividends (other than dividends payable in Common Stock) declared on the Common Stock, in like kind. In the event of the liquidation, dissolution or winding up of the Company, each share of Series A Preferred Stock will represent the right to receive a liquidation

                               -2-

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payment in an amount equal to the greater of $1.00 per share or
10,000 times the liquidation payment made per share of Common Stock. Each share of Series A Preferred Stock will have 10,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation, voting rights and merger participation are protected by anti-dilution provisions.

     The Purchase Price payable and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Series A Preferred Stock) or of subscription rights or warrants.

     If any Person (other than an Exempt Person) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right, other than the Acquiring Person and/or its affiliates, associates and transferees, will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of Common Stock having a market value equal to twice the Purchase Price. In the event that insufficient shares of Common Stock are available for the exercise in full of the Rights, the Company shall, in lieu of issuing shares of Common Stock upon exercise of Rights, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, issue shares of Series
A Preferred Stock, cash, property or other securities of the Company (which may be accompanied by a reduction in the Purchase Price), in proportions determined by the Company, so that the aggregate value of such cash, property or other securities received is equal to twice the Purchase Price. After the acquisition of shares of Common Stock by an Acquiring Person as described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person or its affiliates, associates and transferees will be void.

     The Board of Directors may, at its option, at any time after a person becomes an Acquiring Person, authorize the Company to exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock or Series A Preferred Stock at an exchange ratio of one share of Common Stock for one ten-thousandth of a share of Series A Preferred Stock per Right, provided that the Board of Directors may not effect such exchange after the time that any Person (other than an Exempt Person) becomes the beneficial owner of 50% or more of the Common Stock then outstanding. In the event that insufficient shares of Common Stock are available for such exchange, the Board of Directors may substitute, in lieu thereof, shares of Series A Preferred Stock or equivalent preferred stock of equal value.

     Unless the Rights are earlier redeemed, if, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred in one or more transactions, other than a transfer to a lender (or an assignee of a lender) of the Company pursuant to material agreements then in effect to which the Company is a party, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has a current market price at the time of such transaction equal to twice the Purchase Price.

     Interests in fractions of shares of Series A Preferred Stock may, at the election of the Company, be evidenced by depository receipts. The Company may also issue cash in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one ten-thousandth of a share.

     At any time until a person becomes an Acquiring Person, the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment. Immediately upon the effective time of the redemption authorized by the Board of Directors the right to exercise the Rights will terminate, and the holders of the Rights will only be entitled to receive the redemption price without any interest thereon.

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     As long as the Rights are redeemable, the Company may, except with respect to the redemption price or the number of shares of Series A Preferred Stock for which a Right is exercisable, amend the Rights in any manner. At any time when the Rights are not redeemable, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights as such.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

     The Board of Directors shall have the exclusive power and authority to administer the Rights Plan and to exercise the rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of the Rights Plan.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company by written request sent to U.S. Long Distance Corp., 9311 San Pedro, Suite 300, San Antonio, Texas 78216, Attention: Secretary. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended from time to time, which is incorporated in this summary description by reference. In the event of a conflict between this summary description and the Rights Agreement, the Rights Agreement will prevail.

Amendment to the Rights Agreement

     On September 17, 1997, LCI International, Inc. ("LCI"), LCI Acquisition Corp., a wholly-owned subsidiary of LCI ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of September 17, 1997 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Merger Sub with and into the Company whereupon the Company will become a wholly-owned subsidiary of LCI.

     In connection with the Merger Agreement, the Company and U.S. Trust Company of Texas, N.A., as Rights Agent, entered into an Amendment No. 1 (the "Amendment") to the Rights Agreement, dated as of September 17, 1997. The Amendment provides, among other things, that none of the approval, execution or delivery of the Merger Agreement or the consummation of the Merger and the other transactions contemplated thereby will cause (i) LCI or Merger Sub or any of their respective affiliates or associates to be deemed an Acquiring Person, (ii) a Stock Acquisition Date to occur, (iii) a Distribution Date to occur or (iv) a Triggering Event (as defined in the Rights Agreement) to occur.

     A copy of the Amendment is available free of charge from the Company. This summary description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is hereby incorporated herein by reference.

Item 2.   EXHIBITS.

     Pursuant to the instructions to Item 2 of Form 8-A, the following documents are provided as Exhibits to this Form 8-A/A:

     (a)  EXHIBITS.

     EXHIBIT NO.    DOCUMENT DESCRIPTION

       *4.1         Rights Agreement by and between U.S. Long
                    Distance Corp. (n/k/a USLD Communications
                    Corp.) and U.S. Trust Company of Texas, N.A.
                    dated April 12, 1996.

         4.2 Amendment No. 1 to the Rights Agreement dated as of September 17, 1997, between USLD Communications Corp. and U.S. Trust Company of Texas, N.A., as Rights Agent (filed as Exhibit
                    4.1 to the Registrant's Current Report on Form 8-K filed on September 23, 1997).
____________________
*    Previously filed as an exhibit to the Registration Statement.

                               -4-

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                            SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   USLD COMMUNICATIONS CORP.



Date:  September 23, 1997     By:  /s/ LARRY M. JAMES
                                   ------------------------------
                              Name:  Larry M. James
                              Title: Chief Executive Officer and
                                     President





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                          EXHIBIT INDEX



EXHIBIT NO.         DOCUMENT DESCRIPTION

   *4.1             Rights Agreement by and between U.S. Long
                    Distance Corp. (n/k/a USLD Communications
                    Corp.) and U.S. Trust Company of Texas, N.A.
                    dated April 12, 1996.

    4.2 Amendment No. 1 to the Rights Agreement dated as of September 17, 1997, between USLD Communications Corp. and U.S. Trust Company of Texas, N.A., as Rights Agent (filed as
                    Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 23, 1997).

____________________
*    Previously filed as an exhibit to the Registration Statement.